As filed with the Securities and Exchange Commission on October 6, 2020.
Registration No. 333-248925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Kronos Bio, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2834	82-1895605
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1300 So. El Camino Real, Suite 300
San Mateo, California 94402
(650) 781-5200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Norbert Bischofberger, Ph.D.
President and Chief Executive Officer
Kronos Bio, Inc.
1300 So. El Camino Real, Suite 300
San Mateo, California 94402
(650) 781-5200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles J. Bair Charles S. Kim Chadwick L. Mills Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Brian J. Cuneo Phillip S. Stoup Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Smaller reporting company	☐
Non-accelerated filer	☒	Accelerated filer	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note
This Amendment No. 2 (this “Amendment No. 2”) to the Registration Statement on Form S-1 (“Registration Statement”) is being filed solely for the purpose of replacing Exhibit 5.1 to the Registration Statement. This Amendment No. 2 does not modify any provision of the prospectus that forms a part of the Registration Statement and accordingly, such prospectus has been omitted.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of our common stock being registered. All amounts are estimates except for the Securities and Exchange Commission (SEC) registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and The Nasdaq Global Select Market (Nasdaq) listing fee.

Item	Amount Paid or to Be Paid
SEC registration fee	$23,248
FINRA filing fee	32,464
Nasdaq listing fee	250,000
Printing expenses	165,000
Legal fees and expenses	1,800,000
Accounting fees and expenses	1,200,000
Transfer agent fees and expenses	6,500
Miscellaneous expenses	22,788
Total	$3,500,000

Item 14. Indemnification of Directors and Officers.
As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:
•any breach of the director’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or
•any transaction from which the director derived an improper personal benefit.
These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:
•we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and
•the rights provided in our bylaws are not exclusive.
Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (Securities Act).
We have purchased and currently intend to maintain insurance on behalf of each and every person who is one of our directors or officers against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.
The form of underwriting agreement for this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.
Item 15. Recent Sales of Unregistered Securities.
Since July 31, 2017, we have made the following sales of unregistered securities:
(1)From December 2017 to April 2018, we issued convertible promissory notes to certain individual and institutional accredited investors, pursuant to which we issued and sold $6.4 million aggregate principal amount of convertible promissory notes in exchange for $6.4 million in gross proceeds.
(2)In May 2018, we entered into a Series Seed preferred stock purchase agreement with various investors, pursuant to which we issued and sold to such investors an aggregate of 7,806,977 shares of our Series Seed convertible preferred stock at a purchase price of $2.30769 per share, and received aggregate gross proceeds of $11.5 million, which included the conversion of the convertible promissory notes described in paragraph (1) above.
(3)In July 2019, we entered into a Series A preferred stock purchase agreement with various investors, pursuant to which we issued and sold (i) to such investors an aggregate of 13,697,916 shares of our Series A convertible preferred stock at a purchase price of $7.6654 per share, and received aggregate gross proceeds of approximately $105.0 million.
(4)From December 18, 2017 to the effective date of this registration statement, we granted stock options under our 2017 equity incentive plan, as amended (the Prior Plan), to purchase up to an aggregate of 6,349,078 shares of our common stock to our employees, directors and consultants, at a weighted-average exercise price of $3.31 per share. Through the effective date of this registration statement, 2,864,491 shares of common stock were issued upon the exercise of options granted to employees, directors and consultants and the payment of $5.4 million to us was made.

(5)In July 2020, we entered into an asset purchase agreement with Gilead Sciences, Inc. (Gilead), pursuant to which we issued to Gilead a $3.0 million principal amount convertible promissory note as partial consideration under an Asset Purchase Agreement between us and Gilead. The principal terms of this convertible promissory note are described in the prospectus forming a part of this registration statement under “Business—Strategic Agreements.”
(6)In August 2020, we entered into a note purchase agreement with certain individual and accredited investors, pursuant to which we sold and issued $155.2 million aggregate principal amount of convertible promissory notes and received $151.3 million in net cash proceeds after deducting placement agent fees.
The offers, sales and issuances of the securities described in paragraphs (1) through (3), (5) and (6) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D. No underwriters were involved in these transactions.
The offers, sales and issuances of the securities described in paragraph (4) were deemed to be exempt from registration under the Securities Act in reliance on either Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(a)(2) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under the Prior Plan.
Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.
(a) Exhibits.
The exhibits listed below are filed as part of this registration statement.

Exhibit Number	Description Of Document

1.1‡	Form of Underwriting Agreement.
2.1¥*‡	Asset Purchase Agreement, by and between the registrant and Gilead Sciences, Inc., dated July 14, 2020.
3.1‡	Third Amended and Restated Certificate of Incorporation, as amended, as currently in effect.
3.2‡	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the closing of this offering.
3.3‡	Bylaws, as currently in effect.
3.4‡	Form of Amended and Restated Bylaws to become effective upon the closing of this offering.
4.1‡	Form of Common Stock Certificate of the registrant.
4.2¥‡	Amended and Restated Investors’ Rights Agreement, by and among the registrant and certain of its stockholders, dated July 1, 2019, as amended on August 20, 2020.
5.1	Opinion of Cooley LLP.
10.1+‡	Form of Indemnity Agreement, by and between the registrant and its directors and officers.
10.2+‡
Kronos Bio, Inc. 2017 Equity Incentive Plan (Prior Plan), as amended, and Forms of Option Agreement, Notice of Exercise, Notice of Early Exercise, Restricted Stock Grant Notice and Restricted Stock Award Agreement thereunder.

10.3+‡	Kronos Bio, Inc. 2020 Equity Incentive Plan, and Forms of Option Grant Notice, Option Agreement, Notice of Exercise, Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement thereunder.
10.4+‡	Kronos Bio, Inc. 2020 Employee Stock Purchase Plan.
10.5+¥‡	Letter Agreement, by and between the registrant and Norbert Bischofberger, Ph.D., dated April 30, 2018, as amended.
10.6+¥‡	Letter Agreement, by and between the registrant and Jorge DiMartino, M.D., Ph.D., dated September 4, 2019.
10.7+¥‡	Letter Agreement, by and between the registrant and Philip P. Gutry, dated September 19, 2018.
10.8+¥‡	Letter Agreement, by and between the registrant and Yasir Al-Wakeel, dated August 16, 2020.
10.9‡	Office Lease, by and between the registrant and DWF IV 1300 S El Camino LLC, dated July 19, 2018, as amended.
10.10‡	Lease, by and between the registrant and BMR-Rogers Street LLC, dated February 28, 2020.
10.11¥‡	License Agreement, by and between the registrant and President and Fellows of Harvard College, dated January 16, 2018.
10.12+‡	Non-Employee Director Compensation Policy.
23.1‡	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Cooley LLP. Reference is made to Exhibit 5.1.
24.1‡	Power of Attorney.

_______________
‡    Previously filed.
¥    Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.
+    Indicates management contract or compensatory plan.
*    Certain portions of this exhibit are omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.
(b) Financial Statement Schedules.
Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
1.For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
2.For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California on the 6th day of October, 2020.

KRONOS BIO, INC.

By:	/s/ Norbert Bischofberger
Norbert Bischofberger, Ph.D. President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Norbert Bischofberger	President, Chief Executive Officer and Director	October 6, 2020
Norbert Bischofberger, Ph.D.	(Principal Executive Officer)

/s/ Yasir Al-Wakeel	Chief Financial Officer and Head of Corporate Development (Principal Financial and Accounting Officer)	October 6, 2020
Yasir Al-Wakeel, BM BCh

*	Chairman of the Board of Directors	October 6, 2020
Arie Belldegrun, M.D., FACS

*	Director	October 6, 2020
Rebecka Belldegrun, M.D.

*	Director	October 6, 2020
Joshua Kazam

*	Director	October 6, 2020
Jakob Loven, Ph.D.

*	Director	October 6, 2020
John C. Martin, Ph.D.

*	Director	October 6, 2020
Elena Ridloff, CFA

*	Director	October 6, 2020
Otello Stampacchia, Ph.D.

*	Director	October 6, 2020
David Tanen

*By:  /s/ Norbert Bischofberger
Norbert Bischofberger, Ph.D.